March 14, 2006

Mr. John C. Anderson
Greenwich Capital Acceptance, Inc.
600 Steamboat Road
Greenwich, CT 06830

Re: **Greenwich Capital Acceptance/Financial Asset Securities Corp.**
       Amendment No.1 to Registration Statement on Form S-3
       Filed February 23, 2006
       File No. 333-130961

Dear Mr. Anderson:

We have reviewed your responses to the comments in our letter dated February 7, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. It appears that certain revisions were made to the marked copies provided by counsel but not to the publicly filed version of your document. For example, we note that the prospectus supplement regarding certificates identifies the issuing entity on the cover page of the marked version you have provided, but that the public version does not include this revision. Additionally, we note that the marked version includes bracketed language indicating that information required by Item 1115 of Regulation AB will be provided if applicable, while the public version of your document does not appear to include this language. Please ensure that your next publicly filed amendment incorporates the revisions noted above. Additionally, please confirm that the items noted above are the only inconsistencies between your publicly filed amendment and the marked version you provided for our review or provide us with a list of other differences.

2. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Base Prospectus

Description of Securities, page 69

3. We note your response to prior comment 20. Please delete all references to credit default swaps from the filing. Alternatively, you may provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or a class of offered securities. For example, how will they operate? Will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2. of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

4. We note your disclosure on page 96 indicating that "agreements relating to other types of derivative products that are designed to provide credit enhancement to the related series may be entered into … ." Revise to remove this language and, as a follow-up to comment 1 of our letter dated February 7, 2006, ensure that your next amendment describes all offering features reasonably contemplated to be included in an actual takedown.

Purchase Obligations, page 80

5. Please explain whether the trustee, issuing entity, or a party designated by the issuing entity will have the power to exercise the put option. If so, please explain whether such purchase obligations are consistent with the requirements of Rule 3a-7 of the Investment Company Act of 1940 ("1940 Act"). Specifically, please explain whether the sale of the issuing entity's assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule 3a-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or decreasing losses resulting from market value changes. Please also explain whether the sale of the issuing entity's assets is consistent with the requirement in Rule 3a-7(a)(1) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

6. Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust

John Anderson
Greenwich Capital Acceptance, Inc./Financial Asset Securities Corp.
March 14, 2006
Page 3

(pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Cross-Support, page 94

7. While we note your response to prior comment 24 of our letter dated February 7, 2006, please further revise to describe to us how external credit enhancement covering separate trusts would work, including a description of the "cross-support" features between trusts. For example, would the structure allow excess cash flow from one trust to satisfy the shortfalls of a separate trust that has the same insurer and same sponsor? Revise accordingly or advise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 912 -7751
       Stephen Kudenholdt
       Thacher Proffitt
       Telephone: (212) 912-7450